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                                                                    Exhibit 2.14

MEMORANDUM OF AGREEMENT

Dated: 4th May 2001

KS Stavanger Prince, Stavanger Norway

hereinafter called the Sellers, have agreed to sell, and

General Maritime Ship Holdings Ltd. a Marshall Islands Corporation (to be renamed General Maritime Corporation)

hereinafter called the Buyers, have agreed to buy

Name: MT Stavanger Prince

Classification Society/Class: Dot Norska Veritas 1A1 tanker for oil

Built: 1979                     By: Ishikawajima - Harima Heavy Industries Co.
                                    Ltd

Flag: Norwegian                 Place of Registration: Norwegian International
                                                       Ship Register

Call Sign: LAGJ2                Grt/Nrt: 45,725/25.692

Register Number: N-00210 IMO 760 6532

hereinafter called the Vessel, on the following terms and conditions:

Definitions

"Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a telefax and other modern form of written communication.

"Classification Society" or "Class" mean the Society referred to above.

"Shares" to mean shares of common stock of the Buyers.

1.    Purchase Price

      Repayment of indebtedness of the partnership and/or banks related to the vessel of not less than USD 4,400,000 and not more than USD 4,800,000 ("Debt") and a number of shares as determined under Section 2.02 of the Master Vessel Contribution Agreement between Buyers and Sellers to which this Memorandum of Agreement is attached (the "Master Vessel Contribution Agreement"), using USD 7,600,000 as the appraised value of the vessel (the "Appraised Value").

2.    Deposit

As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price in shares within 3 (three) banking days from the date of this Agreement being signed by fax and all subjects lifted, whichever is later. This deposit shall be placed with Sellers New York Bank.

and held by them in a joint account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

3.    Payment

The said Purchase Price shall be paid in full in cash free of bank charges in the amount of USD 4,400,00 - 4,800,000 to Sellers account at Fokus Bank ASA, Trondheim, Norway Swift FOKB NO 22 - KS Stavanger Prince, A/C No. 8801.04.75862. Corresponding bank in USA: Chase Manhattan Bank, New York A/C No. 0011570866
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and the balance to be paid in shares in exchange for the delivery documents required by Buyers free of bank charges to Payment method is described in the Master Vessel Contribution Agreement attached hereto.

on delivery of the vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.

The day on which the Notice of Readiness is given shall not be included for the purpose of counting the number of days in the preceding sentence.

4.    Inspections

a)* The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel at/in Lake Charlas on 17th May 2001 and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

* 4 a) and 4 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4 a) to apply.

5.    Notices, time and place of delivery

a) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with 10, 5 and 3 days notice of the estimated time of arrival at the intended place of delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b) The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage at

      One safe port within Institutes Warranties Limited, Intention U.S.Gulf basis vessel's present known trading program.

      in the Sellers' option.

      Expected time of delivery: 15th May - 15th June 2001

      Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14): 15th June 2001

c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers' notification or if the Buyers
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      accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in Clause 5 b).

      If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in clause 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d) Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.    Drydocking/Divers inspection

b)** (i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.

      (ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then unless repairs can be carried out to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society's attendance.

      (iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable drydocking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 (fourteen) running days.

c)    If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above

      (i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any
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      parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Seller's expense to the satisfaction of the Classification Society without condition/recommendation*.

      (ii) the expense relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel's class*.

      (iii) the expense in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.

      (iv) the Buyers' representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

      (v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers' or the Classification surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).

* Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

** 6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.

7.    Spares/bunkers etc

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of this Agreement inspection used or unused, whether on board or not shall become the Buyers' property. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers' flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's, Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale, as Time charterers belongings to be excluded from the sale.

The Buyers shall take over the unused lubricating oils in storage tanks and sealed drums and pay Sellers' last proven invoiced net contract price (i.e. presentation of invoices to Buyers) at the port and date of delivery of the Vessel. Bunkers rob is Charterers property and shall be excluded from the sale.
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Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.    Documentation

The place of closing: New York

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents. See clause 18 herein:

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies. Other technical documentation which may be in the Sellers' possession shall promptly be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books, but the Buyers to have the right to take copies of same.

9.    Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.   Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.
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11.   Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of this Agreement, fair wear and tear excepted.

However, the Vessel shall be delivered with her class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of this Agreement valid and unextended without condition/recommendation* by Class or the relevant authorities at the time of delivery.

"Inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers' inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

* Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.   Name/markings

The Buyers undertake to change the name of the Vessel and alter funnel markings within 6 - 9 months from time of delivery.

13.   Buyers' default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel this Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.   Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5
a) or fail to be ready to validly complete a legal transfer by the date stipulated in Clause 5 b), last line, the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given, but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in Clause 5 b), last line, and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in Clause 5 b), last line, or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.   Buyers' representatives

After this Agreement has been signed by both parties and the deposit has been lodged, Buyers have the right to place two representatives on board the Vessel at their sole risk and expense. The Buyers shall pay their representatives' expenses onboard at a rate of USD 25/day/person plus communication expenses.

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.
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16.   Arbitration

a)* This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1850 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree, they shall appoint an umpire whose decision shall be final.

* 16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.

17.   Documentation clause

      Documents to be delivered by buyer:
      1. Certificate of Resolutions of the Buyer duly notarised and legalised approving and ratifying the execution of the MoA, and resolving to issue Power of Attorney in favour of Buyers' representative on board the vessel and at the closing meeting.
      2.    Power of Attorney by Buyers' Bank in favour of their representative.
      3.

      Documents to be delivered by seller:
      4.    Two original bills of sale, notarised and legalised by an apostille.
      5. Original Commercial Invoice stating the date of the MOA and the selling price.
      6. Original Transcipt of Register of the Vessel, to be issued by the Ship Registry, certifying the ownership of the Vessel, free from encumbrances dated on the closing date.
      7. Letter of Undertaking by Seller to provide Cancellation Certificate immediately after delivery. (omit if vessel is to remain MS registered)
      8. Meeting of Partnership Resolution, notarised and apostilled, authorising sale to Buyers and resolving to issue Power of Attorney in favour of person executing Bill of Sale.
      9. Protocol of Delivery and Acceptance, executed by the due authorised attorney of Sellers.
      10.   Original Good Standing certificate of the Sellers.
      11.   Copy International Tonnage Certificate.
      12.   Copy Safety Radiotelephony Certificate.
      13. Written instruction of the Sellers to the Master of the vessel to physically deliver the Vessel to the Buyers, to be executed by duly authorised attorney of the Sellers.
      14. Letter from Seller confirming that to the best of their knowledge Vessel is not blacklisted by any nation or organisation.
      15. Confirmation of class certificate issued by Dat Norska Varitas dated not more than two (2) days prior to the delivery date confirming that the Vessel is in Class fully maintained free of any conditions or recommendations and free of average damage affecting the Vessel Class.
      16. Confirmation from Seller that vessel has not touched bottom since most recent drydocking on or about July 2000.
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      Documents to be signed by Sellers and Buyers:

      o     Protocol of delivery and Acceptance
      o     Addendum to the existing Time Charter
      o     Invoice for unused lubricating oils.
      o Invoice for expenses related to buyers' representatives on board the Vessel prior to delivery.

18.   Tripartite agreement

      This agreement to included an addendum to the existing time charterparty dated 13.12.2000 between the seller as Owners, and MTL Petrolink as the Charterer. Such addendum to be signed by the Sellers, Buyers and the Charterer. The Buyers shall assume the obligation of the Seller under the charter commencing as from the date and time of delivery of the vessel to the Buyer under this agreement. The Buyer shall not be responsible to the charterer for any obligation of the Seller under the charter prior to the time and date of delivery, and the Seller will indemnify and hold the Buyer harmless from any claim that may be asserted by the charterer against the Buyer for any such pre-existing claims. The c/p expires
      13.01.2002 plus or minus 15 days in Time Charterers' option. Tripartite agreement must contain a clause whereby the Charterer agrees not to hold either the Buyers or the Vessel liable for any claims under the Time Charter which pre date the transfer of the Vessel from the Seller to the Buyer.

Signed by:

SELLERS:                                BUYERS:


/s/ KS Stavanger Prince                 /s/ Peter C. Georgiopoulos
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KS Stavanger Prince                     General Maritime Ship Holdings Ltd
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                                ADDENDUM NUMBER 1

to Memorandum of Agreement dated 4th May 2001 (the "MOA") between KS Stavanger Prince, Stavanger Norway as Sellers and General Maritime Ship Holdings Ltd. a Marshall Islands Corporation (to be renamed General Maritime Corporation) as Buyers.

                           Vessel: MT Stavanger Prince

1) With reference to Clause 1, the words 'not less than USD4,400,000 and not more than USD4,600,000' are deleted and replaced with '4,500,000.'

2) With reference to Clause 2, the words in the second line 'Purchase Price in shares are deleted and replaced with "Appraised Value in cash".

3) With reference to Clause 3, the words 'USD4,400,000 - 4,600,000" are deleted and replaced with 'the Debt"

4) With reference to Clause 5, the expected time of delivery is amended to read 15th June-15th July 2001 and the Date of Canceling is amended to 15 July 2001.

5) This Memorandum of Agreement is subject to the Buyer completing an initial public offering of its Common Stock, par value USD.01 per share not later than June 30th 2001.

All other terms and condition of MOA dated 4th May 2001 to remain unaltered.

                             New York, May 23, 2001


The Sellers:                            The Buyers:


/s/ KS Stavanger Prince                 /s/ Peter C. Georgiopoulos
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KS Stavanger Prince                     General Maritime Ship Holdings Ltd